

July 22, 2013

Via E-mail
Carlos A. Ruisanchez
Executive Vice President and Chief Financial Officer
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, NV 89148

> **Re: Pinnacle Entertainment, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 1, 2013**
> **File No. 1-13641**

Dear Mr. Ruisanchez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 35

Results of Operations, page 36

1.   Please clarify for us whether management uses the non-GAAP financial measures Consolidated Adjusted EBITDA and Adjusted EBITDA as performance measures, liquidity measures, or both. Your disclosure indicates that such measures are indicators of your ability to service debt and fund capital expenditures, acquisitions, and operations, which seems to indicate the measures are used as liquidity measures. To the extent management uses such non-GAAP financial measures as liquidity measures, please revise your disclosure to include a reconciliation of Consolidated Adjusted EBITDA and Adjusted EBITDA to the most closely related GAAP cash flow measure.

Item 8. Financial Statements and Supplementary Data, page 56

Consolidated Statement of Operations, page 57

Note 1—Summary of Significant Accounting Policies, page 62

2.   Please enhance your disclosure in future filings to include a discussion of the company's capitalization policies related to development projects. Your disclosure should include, but not be limited to the types of costs capitalized (describing both direct and indirect costs), a discussion of when the company begins capitalization and when the company ceases capitalization, and disclosure of the total amount of indirect costs that have been capitalized with separate disclosure for interest costs and indirect costs other than interest.

Revenue Recognition, page 66

3.   Please tell us how your net gaming revenues incorporate the change in accrued jackpot liabilities for the period, and tell us the accounting literature relied upon for your current accounting policy.

4.   In future filings, please separately present the retail value of promotional allowances to the respective gaming, lodging, food and beverage, or other services line items.

Note 12—Consolidating Condensed Financial Information, page 89

5.   Please tell us how you complied with Rule 5-04 of Regulation S-X, or tell us how you determined it was not necessary to provide a detail of cash used in investing and financing activities.

Amendment 1 to Form 10-K for fiscal year ended December 31, 2012

General

6.   We note that your amended Form 10-K does not provide updated conclusions on your effectiveness related to disclosure controls and procedures as well as internal control over financial reporting. Please amend your filing to disclose management's conclusions pertaining to Item 9A., and provide to us additional information supporting management's conclusions.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3438 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert F. Telewicz Jr.

Robert F. Telewicz, Jr.
Senior Staff Accountant